Exhibit 99.1

APOLLOMICS INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(All amounts in thousands of $)

	NOTES	As of June 30, 2024 (Unaudited)	As of December 31, 2023
Non-current assets
Plant and equipment, net	12	$124	$161
Right-of-use assets	13	1,177	425
Intangible assets, net	14	4,747	14,757
Rental deposits		113	119
Total non-current assets		6,161	15,462

Current assets
Deposits, prepayments and deferred expenses	15	2,483	2,108
Financial assets at fair value through profit and loss (“FVTPL”)	22	—	5,761
Cash and cash equivalents		25,929	32,056
Total current assets		28,412	39,925

Total assets		34,573	55,387

Current liabilities
Other payables and accruals	18	8,877	9,162
Short term bank loans		3,508	4,236
Lease liabilities, current portion		264	158
Total current liabilities		12,649	13,556

Net current assets		15,763	26,369

Total assets less current liabilities		21,924	41,831

Non-current liabilities
Lease liabilities, noncurrent portion		951	267
Warrant liabilities at FVTPL	22	166	330
Total non-current liabilities		1,117	597

Net assets		20,807	41,234

Equity
Share capital	20	11	9
Share premium		666,521	661,474
Reserves		36,446	26,716
Accumulated losses		(682,171)	(646,965)
Total equity		$20,807	$41,234

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

APOLLOMICS INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (UNAUDITED)

(All amounts in thousands of $, except for per share data)

		Six Months Ended June 30,
	NOTES	2024	2023
Other income	7	$1,737	$401
Foreign exchange losses	8	(2)	(2,104)
Fair value change of financial assets at FVTPL	16	198	460
Fair value change of financial liabilities at FVTPL	22	164	676
Fair value change of convertible preferred shares	19	—	(76,430)
Research and development expenses		(16,926)	(16,518)
Administrative expenses		(10,153)	(9,652)
Impairment of an intangible asset		(10,000)	—
Finance costs		(134)	(60)
Other expense	9	(90)	(47,457)
Loss before taxation		(35,206)	(150,684)
Income tax expenses		—	(10)
Loss and total comprehensive loss for the period, net of taxation, attributable to owners of the Company		$(35,206)	$(150,694)
Loss per share
Basic loss per common share	11	$(0.38)	$(2.55)
Diluted loss per common share	11	$(0.38)	$(2.55)
Weighted average number of common shares outstanding – Basic and Diluted	11	93,740	59,000

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

APOLLOMICS INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY (UNAUDITED)

(All amounts in thousands of $, except for share and per share data)

	Share capital		Treasury Shares			Reserves
							Share-based
	Number of Shares	Amount	Number of Shares	Amount	Share premium	Other reserve	payment reserve	Accumulated losses	Total
						(note)
As of January 1, 2023	401,804,238	$41	6,930,235	$(68)	$12,279	$3,398	$10,830	$(474,600)	$(448,120)
Recapitalization of Apollomics at Exchange Ratio	(373,003,312)	(38)	(6,433,483)	—	38	—	—	—	—
Adjusted Balances, beginning of period	28,800,926	$3	496,752	$(68)	$12,317	$3,398	$10,830	$(474,600)	$(448,120)
Loss and total comprehensive loss for the period	—	—	—	—	—	—	—	(150,694)	(150,694)
Forfeiture of vested share options	—	—	—	—	—	—	(198)	198	—
Exercise of share options (Note 20) [1]	47,443	—	—	—	83	30	(30)	—	83
Restricted share awards vested (Notes 20 and 21) [2]	—	—	(496,752)	68	—	3	(3)	—	68
Business combination, net of redemptions (Note 5)	3,312,715	—	—	—	757	—	—	—	757
Conversion of pre-Closing Apollomics convertible preferred shares into post-Closing Apollomics Ordinary Shares (Note 5)	54,420,956	6	—	—	588,285	—	—	—	588,291
IFRS 2 listing expense (Note 5)	—	—	—	—	45,524	—	—	—	45,524
Post-Closing Apollomics Class B Ordinary Shares issued to PIPE Investors, net of transaction costs (Note 5)	230,000	—	—	—	261	—	—	—	261
Reclassification from equity to non-current liabilities for Maxpro Warrants assumed by Apollomics upon Closing [3]	—	—	—	—	(7,105)	—	—	—	(7,105)
Issuance of post-Closing Apollomics Class A Ordinary Shares upon the conversion of post-Closing Apollomics Series A Preferred Shares (Note 21)	2,668,750	—	—	—	21,350	—	—	—	21,350
Recognition of equity-settled share-based payment (Note 20)	—	—	—	—	—	—	5,282	—	5,282
As of June 30, 2023	89,480,790	$9	—	$—	$661,472	$3,431	$15,881	$(625,096)	$55,697

As of January 1, 2024	89,495,790	9	—	—	661,474	3,435	23,281	(646,965)	41,234
Loss and total comprehensive loss for the period	—	—	—	—	—	—	—	(35,206)	(35,206)
Shares issued to PIPE Investors, net of transaction costs (Note 20)	19,166,666	2	—	—	5,047	—	—	—	5,049
Shares issued to employees for compensation (Note 20)	1,238,582	—	—	—	—	—	1,506	—	1,506
Shares issued to board members for board fees (Note 20)	69,310	—	—	—	—	—	—	—	—
Recognition of equity-settled share-based payment (Note 20)	—	—	—	—	—	—	8,224	—	8,224
As of June 30, 2024	109,970,348	$11	—	$—	$666,521	$3,435	$33,011	$(682,171)	$20,807

Note: Other reserve includes amounts transferred from share-based payment reserve when the share options are exercised or the restricted shares are vested.

1 Consists of 435,833 Pre-Closing Apollomics Ordinary Shares issued for share options exercised between January 1, 2023 to March 28, 2023. These Pre-Closing Apollomics Ordinary Shares were exchanged for 31,241 Post-Closing Apollomics Ordinary Shares, in accordance with the Exchange Ratio upon the closing of the Business Combination (the “Closing”). On April 26, 2023, additional share options were exercised resulting in the issuance of 16,202 Post-Closing Apollomics Ordinary Shares.

2 All unvested restricted shares were milestone-based restricted shares held by the Chief Executive Officer of Apollomics which vested upon the Closing of the Business Combination.

3 The Maxpro Warrants assumed by Apollomics upon Closing were reclassified from equity to non-current liabilities due to a net share settlement feature, which precludes equity classification under IAS 32. The reclassification resulted in a reduction to equity (share premium) of $7.1 million (as the warrants are no longer equity-classified upon Closing), an increase to warrant liability of $1.3 million, and a decrease to accumulated losses of $5.8 million. The decrease to accumulated losses is a result of remeasurement of the warrants as a result of their liability classification under IAS 32. As the $5.8 million in accumulated losses relates to Maxpro, these accumulated losses are reclassified to share premium (along with all other historical accumulated losses of Maxpro) as a result of the Business Combination and this reduction to share premium is included in the line titled, “Business Combination, net of redemptions” in the condensed consolidated interim statements of changes in shareholders’ deficit above. As such, the net impact of the warrant reclassification on the condensed consolidated interim statements of changes in shareholders’ deficit is to reduce share premium by $1.3 million ($7.1 million less $5.8 million) and the impact of the warrant reclassification on the condensed consolidated interim statement of financial position as of June 30, 2023 is to increase warrant liabilities by $1.3 million and reduce share premium by $1.3 million. There is no impact to the condensed consolidated interim statements of loss and comprehensive loss as a result of the reclassification of the Maxpro Warrants outside of the recognition of the change in fair value of the Maxpro Warrants from March 29, 2023 to June 30, 2023.

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

APOLLOMICS INC.

CONDENSED CONSOLIDATED interim STATEMENTS OF CASH FLOWS (UNAUDITED)

(All amounts in thousands of $)

	For the Six Months Ended June 30,
	2024	2023
OPERATING ACTIVITIES
Loss before taxation	$(35,206)	$(150,684)
Adjustments for:
Interest income	—	(373)
Depreciation of plant and equipment	25	49
Depreciation of right-of-use assets	164	297
Amortization of intangible assets	10	11
Impairment loss on intangible assets	10,000	—
Realized foreign currency (gains) losses	—	(860)
Fair value change of financial assets at FVTPL	—	(460)
Fair value change of financial liabilities at FVTPL	(164)	(676)
Fair value change of preferred shares	—	76,430
IFRS 2 listing expense	—	45,524
Share-based payment expenses	8,224	5,282
Loss on sale of plant and equipment	15	—
Unrealized foreign currency loss	—	2,961
Operating cash flows before movements in working capital	(16,932)	(22,499)
(Increase) decrease in deposits, prepayments and deferred expenses	(375)	(1,583)
Increase in accounts payable and accrued offering costs	—	947
Increase (decrease) in other payables and accruals	1,319	(1,252)
NET CASH USED IN OPERATION	(15,988)	(24,387)
Taxation paid	—	(10)
NET CASH USED IN OPERATING ACTIVITIES	(15,988)	(24,397)
INVESTING ACTIVITIES
Interest received	—	373
Proceeds from redemption of time deposits	—	4,307
Placement of time deposits	—	(4,048)
Purchase of plant and equipment	(24)	(6)
Proceeds from disposal of plant and equipment	4	—
Placement of FVTPL	—	(873)
Proceeds from disposal of assets at FVTPL	5,761	—
Refund of rental deposits	6	5
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	5,747	(242)
FINANCING ACTIVITIES
Proceeds from PIPE Financings and Business Combination, net of transaction costs	5,049	20,249
Payment of deferred underwriting fees	—	(2,779)
Repayment of bank loans	(1,412)	—
Proceeds from bank loans	702	—
Proceeds from issue of shares upon exercise of share options	—	83
Interest paid	(135)	(60)
Repayment of lease liabilities	(84)	(252)
NET CASH FROM FINANCING ACTIVITIES	4,120	17,241
Effects of Exchange Rate Changes on Cash and Cash Equivalents	(6)	19
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(6,127)	(7,379)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	32,056	32,675
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$25,929	$25,296
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Restricted share awards vested	$—	$68
Accrued transaction costs	—	280
Conversion of pre-closing Apollomics convertible preferred shares into Post-Closing Apollomics Ordinary Shares	—	588,285
Initial value of warrant liabilities arising from Maxpro note conversion and PIPE Financing in connection with the Closing Date of the Business Combination	—	629
Reclassification from equity to non-current liabilities for Maxpro Warrants assumed by Apollomics upon Closing	—	1,298
Establishment of lease right-of-use assets and associated lease liabilities	911	—
Restricted shares and share options issued in lieu of accrued compensation	1,506	—

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

APOLLOMICS INC.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

1.
GENERAL INFORMATION

Apollomics Inc. (“Apollomics” or the “Company”) is a clinical-stage biotechnology company focused on discovering and developing oncology therapies to address unmet medical needs. Since the Company’s founding in 2015, the Company has built a pipeline of nine drug candidates across 11 programs that focus on oncology, of which six drug candidates are in the clinical stage.

The Company was originally formed as CB Therapeutics Inc. as a result of a spin-off from Crown Bioscience International, which was completed on December 31, 2015. Prior to December 2015, Crown Bioscience International, through its subsidiaries, was the owner of certain patent rights relating to certain of these drug candidates. In order to focus on its core business, namely providing preclinical contract research organization services, and allow the drug discovery and development related business to be operated and financed separately, Crown Bioscience International spun off its Taiwan subsidiary, Crown Bioscience (Taiwan), and contributed it to the Company. As a result, we became the owner of these patent rights.

In addition to its U.S. headquarters, the Company also has locations in Australia (Apollomics (Australia) Pty Ltd, formed in November 2016), Hong Kong (Apollomics (Hong Kong) Limited, formed in June 2019) and China (Zhejiang Crownmab Biotech Co. Ltd. and Zhejiang Crown Bochuang Biopharma Co. Ltd., formed in May 2018 and May 2020, respectively). The Company’s headquarters and global drug development team is based in the United States (San Francisco Bay area), while its discovery and China drug development team is based in China (Hangzhou and Shanghai). The Company operates in both the United States and China, with its headquarters and its global drug development team in San Francisco, California and its discovery and China drug development team in Hangzhou and Shanghai, China.

On March 29, 2023 (the “Closing Date”), Apollomics consummated a business combination (the “Business Combination”) with Maxpro Capital Acquisition Corp. (“Maxpro”), a Delaware corporation and special purpose acquisition company, pursuant to the initial business combination agreement dated September 14, 2022 and subsequent amendment to the business combination agreement dated February 9, 2023 (the “Business Combination Agreement” or “BCA”). In connection with the closing of the Business Combination, Apollomics became a publicly traded company on the Nasdaq Capital Market (“Nasdaq”). The Company’s Class A Ordinary Shares and warrants are listed on Nasdaq under the trading symbols “APLM” and “APLMW,” respectively. Trading on the Nasdaq commenced on March 30, 2023.

The unaudited condensed consolidated interim financial statements are presented in U.S. dollars (“$”). The Company’s subsidiaries included in the unaudited condensed consolidated interim financial statements are listed below (the Company and its subsidiaries are collectively referred to herein as the “Group”). These unaudited condensed consolidated interim financial statements have been prepared based on the accounting policies which conform with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”) and have been prepared under the assumption the Company operates on a going concern basis.

Name of subsidiaries	Place of incorporation or establishment/operation and date of incorporation/ establishment	Principal activities
Apollomics, Inc.	California, United States January 14, 2016	Research and development of drugs
Apollomics (Australia) Pty. Ltd.	Melbourne, Australia November 4, 2016	Research and development of drugs
Apollomics (Hong Kong) Limited	Hong Kong, China June 24, 2019	Investment holding
Zhejiang Crownmab Biotech Co., Ltd.	Hangzhou, China May 29, 2018	Investment holding and research and development of drugs
Zhejiang Crown Bochuang Biopharma Co., Ltd.	Hangzhou, China May 29, 2020	Research and development of drugs
Project Max SPAC Merger Sub, Inc.	Delaware, United States August 19, 2022	Investment holding

2.
BASIS OF PREPARATION OF THE UNAUDITED CONDENSED CONSOLIDATED interim FINANCIAL STATEMENTS

The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 (“IAS 34”) “Interim Financial Reporting” issued by the IASB as well as the rules and regulations of the U.S. Securities and Exchange Commission, and have been prepared under the assumption the Company operates on a going concern basis.

APOLLOMICS INC.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

Based upon our 2024 operating plan, and our balance of cash and cash equivalents of $25.9 million as of June 30, 2024, we estimate that we will have sufficient liquidity to continue as a going concern through at least June 30, 2025, and into the third quarter of 2025. We will require additional capital, from equity, debt or strategic partnerships, to continue as a going concern in the future. It is uncertain whether such capital will be available in amounts or on terms acceptable to us, if at all. If we are not able to obtain additional capital to meet our cash requirements in the future, our business, financial condition, results of operations and prospects could be materially and adversely affected. There can be no assurance that management’s attempts to raise additional capital will be successful, and could ultimately result in reassessing the Company’s ability to continue as a going concern.

3.
PRINCIPAL ACCOUNTING POLICIES

The unaudited condensed consolidated interim financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair values.

Other than additional accounting policies resulting from application of amendments to IFRSs, the accounting policies and methods of computation used in the unaudited condensed consolidated interim financial statements for the six months ended June 30, 2023 and 2024 are the same as those presented in the Group’s annual financial statements for the year ended December 31, 2023.

Application of amendments to IFRSs

For the purposes of preparing and presenting the unaudited condensed consolidated interim financial statements for the six months ended June 30, 2024, the Group has applied the following amendments to IFRSs issued by the IASB, for the first time, which are mandatorily effective for the Group’s annual period beginning on January 1, 2024:

Amendments to IFRS 3	Reference to the Conceptual Framework
Amendments to IAS 16	Property, Plant and Equipment: Proceeds before Intended Use
Amendments to IFRS Standards	Annual Improvements to IFRS Standards 2018 — 2020

The application of the amendments to IFRSs in the current interim period has had no material impact on the Group’s financial position and performance for the current and prior periods and/or on the disclosures set out in these unaudited condensed consolidated interim financial statements.

4.
CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The preparation of the unaudited condensed consolidated interim financial statements requires the management of the Company to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

In preparing these unaudited condensed consolidated interim financial statements, the critical judgments made by the management of the Company in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2023.

5.
BUSINESS COMBINATION

As previously outlined in Note 1 – General Information, the Company underwent a Business Combination with Maxpro on March 29, 2023. The Business Combination was effected through the issuance of shares of Apollomics to Maxpro stockholders.

Upon the closing of the Business Combination, the following occurred:

a.
Each Apollomics ordinary share assumed outstanding immediately prior to the closing of the Business Combination, which totaled 401,804,238 shares (other than the exercise of share options), was exchanged for the right to receive 0.071679 shares of post-closing Apollomics Ordinary Shares (the “Exchange Ratio”). The resulting issuance totaled 28,800,926 shares of Apollomics Class B Ordinary Shares. No Class B Ordinary Share is transferable, except to certain permitted transferees, until the earlier of (i) six (6) months after the Closing Date, which was September 29, 2023, or (ii) in the event that a definitive agreement that contemplates a change of control of is entered into, immediately prior to the consummation of such Change of Control (the “Class B Lock-Up Period”), subject to the conditions set forth in the memorandum and articles of association (“MAA”). Class B Ordinary Shares were automatically converted into Class A Ordinary Shares on a one-to-one basis upon the end of

APOLLOMICS INC.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

the Class B Lock-Up Period, provided that the Board may approve such conversion prior to the end of the Class B Lock-Up Period.
b.
In connection with the Business Combination, Apollomics entered into the PIPE Financing with certain accredited investors for an aggregate of 230,000 Class B Ordinary Shares at a price of $10.00 per share, 2,135,000 Series A Preferred Shares at a price of $10.00 per share and 57,500 Penny Warrants to purchase Class A Ordinary Shares, for a total of $23.7 million.
c.
Each share of Maxpro Class A Common Stock (consisting of non-redeemable Common Stock and redeemable Common Stock that was not redeemed at closing) assumed outstanding immediately prior to the closing of the Business Combination was exchanged for, on a one-for-one basis, shares of Apollomics Class A Ordinary Shares.
d.
Each share of Maxpro Class B Common Stock (consisting of non-redeemable Common Stock) assumed outstanding immediately prior to the closing of the Business Combination was exchanged for, on a one-for-one basis, shares of Apollomics Class A Ordinary Shares.
e.
In connection with the Business Combination, Maxpro’s stockholders redeemed 10,270,060 out of the 10,350,000 public shares available, representing 99.2% of Maxpro’s public float, which resulted in Apollomics receiving nominal cash in connection with the Business Combination other than through the PIPE Financing. At closing of the Business Combination, 10,350,000 Maxpro public warrants and 464,150 Maxpro private warrants outstanding were assumed by Apollomics and recorded as a warrant liability on the Company’s condensed consolidated statement of financial position. The warrant liability will be remeasured each reporting period until the earlier of the warrant expiration date or the warrant exercise date. The Private Warrants or Extension Warrants (including the Class A Ordinary Shares issuable upon exercise of any of such warrants) could not be transferred, assigned or sold until September 29, 2023, the date that was six months after the Closing Date, pursuant to the Lock-Up Agreement effective at the Closing Date.
f.
Maxpro had a promissory note payable to the Maxpro Sponsor with a principal balance of $1.5 million immediately prior to the closing of the Business Combination. The unpaid principal amount was converted into 155,250 shares of Apollomics Class A Ordinary Shares and 155,250 private warrants upon the closing of the Business Combination. The warrants were recorded as a warrant liability on the Company’s condensed consolidated statement of financial position. The warrant liability will be remeasured each reporting period until the earlier of the warrant expiration date or the warrant exercise date.
g.
Each Maxpro warrant issued and outstanding immediately prior to the closing of the Business Combination was assumed by Apollomics and became exercisable, on a one-for-one basis, for Apollomics Class A Ordinary Shares.
h.
Prior to the closing of the Business Combination, one Apollomics share option holder elected to exercise all of such holder’s options, resulting in the issuance of 435,833 shares of Apollomics Class A Common Stock, which upon the closing of the Business Combination, were canceled and exchanged for the right to receive 0.071679 shares of Apollomics Class A Ordinary Shares per share of Apollomics Class A Common Stock, which resulted in the issuance of 31,240 shares of Apollomics Class A Ordinary Shares. In addition, each outstanding option to purchase a Pre-Closing Apollomics Ordinary Share, whether vested or unvested, immediately prior to the Merger, was also adjusted such that each option (i) has the right to acquire a number of Apollomics Class B Ordinary Shares equal to (as rounded down to the nearest whole number) the product of (A) the number of Pre-Closing Apollomics Ordinary Shares which the option had the right to acquire immediately prior to the Share Split, multiplied by (B) the Exchange Ratio; and (ii) have an exercise price equal to (as rounded up to the nearest whole cent) the quotient of (A) the exercise price of the option immediately prior to the Share Split, divided by (B) the Exchange Ratio.

The net proceeds from the PIPE Financing and Business Combination, totaled $20.2 million.

APOLLOMICS INC.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

The following table presents the total Apollomics ordinary shares outstanding immediately after the closing of the Business Combination:

Number of Shares
Exchange of Maxpro Class A Common Stock for post-closing Apollomics Class A Ordinary Shares	490,025
Exchange of Maxpro Class B Common Stock for post-closing Apollomics Class A Ordinary Shares	2,587,500
Exchange of Maxpro Class A Common Stock subject to possible redemption that was not redeemed for post-closing Apollomics Class A Ordinary Shares	79,940
Issuance of post-closing Apollomics Class A Ordinary Shares to Maxpro Sponsor in connection with conversion of a convertible promissory note	155,250
Subtotal - Business Combination, net of redemptions	3,312,715
Issuance of post-closing Apollomics Class B Ordinary Shares to PIPE Investors	230,000
Conversion of pre-closing Apollomics convertible preferred shares (converted into pre-closing Apollomics Ordinary Shares prior to the Business Combination) into Post-Closing Apollomics Ordinary Shares	54,420,956
Issuance of Post-Closing Apollomics Ordinary Shares in connection with the Business Combination due to exercise of pre-closing Apollomics share options prior to the Business Combination	31,240
Total - Post-Closing Apollomics Ordinary Shares outstanding as a result of Business Combination, PIPE Financing, conversion of pre-closing Apollomics convertible preferred shares into Post-Closing Apollomics Ordinary Shares, and issuance of shares upon Closing due to pre-Closing exercise of share options (note i)	57,994,911

Note i: In addition to the 57,994,911 shares specified above, the following shares were included in the total 89,495,790 Post-Closing Apollomics Ordinary Shares outstanding as of December 31, 2023 on the consolidated statement of changes in shareholders’ deficit: (1) 28,800,926 Post-Closing Apollomics Ordinary Shares were outstanding as a result of the exchange of all Pre-Closing Apollomics Ordinary Shares outstanding as of December 31, 2022 at the Exchange Ratio, (2) 2,668,750 Post-Closing Apollomics Ordinary Shares were outstanding as a result of the conversion of Post-Closing Apollomics Series A Preferred Shares into Post-Closing Apollomics Class A Ordinary Shares in May 2023 at a conversion ratio of 1 to 1.25, and (3) 16,202 Post-Closing Apollomics Ordinary Shares were outstanding as a result of the exercise of share options in April 2023, and 15,000 Ordinary Shares as a result of the exercise of share options in November 2023.

As Maxpro did not meet the definition of a business in accordance with IFRS 3 (“Business Combinations”), the transaction was accounted for within the scope of IFRS 2 (“Share-based Payment”) as a share-based payment transaction in exchange for a public listing service. As such, the fair value of Apollomics shares transferred to Maxpro stockholders in excess of the net identifiable assets of Maxpro represents compensation for the service of a stock exchange listing for its shares and is accounted for as an expense in post-closing Apollomics at the consummation of the Business Combination. The net identifiable assets of Maxpro were stated at historical cost, with no goodwill or other intangible assets recorded. Apollomics was deemed to be both the legal and accounting acquirer given that subsequent to the Business Combination:

•
Apollomics’ shareholders have a majority of the voting power of post-closing Apollomics;
•
Apollomics’ operations comprise all of the ongoing operations of post-closing Apollomics;
•
Apollomics controls a majority of the governing body of post-closing Apollomics;
•
Apollomics’ senior management comprise all of the senior management of post-closing Apollomics.

Under IFRS 2, Apollomics recorded a one-time share-based expense of $45.5 million at the closing of the Business Combination that was calculated based on the excess of the fair value of Apollomics over the fair value of the identifiable net assets of Maxpro that were acquired. The amount of Maxpro’s identifiable net assets acquired at Closing were as follows:

Fair Value (in thousands)
Cash and cash equivalents	$954
Notes payable – sponsor	(1,999)
Accrued liabilities	(1,056)
Deferred underwriting compensation	(3,623)
Total Maxpro identifiable net liabilities at fair value	$(5,724)

APOLLOMICS INC.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

The net assets of Maxpro are stated at fair value with no goodwill or other intangible assets recorded. The IFRS 2 listing expense was calculated as follows:

	Per Share Value	Shares	Fair Value
	(at March 29, 2023)	(in thousands)	(in thousands)
Maxpro public stockholders	$10.81	10,350	$111,884
Sponsor parties	10.81	3,207	34,668
Underwriter shares	10.81	26	281
Maxpro private warrants	0.12	619	74
Maxpro public warrants	0.12	10,350	1,242
Redemptions of Maxpro Class A Common Stock	10.55	(10,270)	(108,349)
		14,282	39,800
Net liabilities of Maxpro			(5,724)
IFRS 2 Listing Expense			$45,524

6.
REVENUE AND SEGMENT INFORMATION

Revenue

The Group has not generated any revenue throughout the six months ended June 30, 2023 and 2024, respectively.

Segment information

Operating segments are defined as components of an entity for which separate financial information is made available and is regularly evaluated by the chief operating decision maker (“CODM”) in making decisions regarding resource allocation and assessing performance. The Company’s CODM is its Chief Executive Officer (“CEO”), and operations are managed as a single segment for the purposes of assessing performance and making operating decisions. The CODM reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one operating and reportable segment and no further analysis of this single segment is presented.

7.
OTHER INCOME

	For the six months ended June 30,
	2024	2023
(In thousands)
Interest income	$167	$373
Other income (note i)	1,570	28
	$1,737	$401

Note i: The Company recognized $1.0 million of other income related to a license agreement that the Company determined in the current year to no longer provide negotiation rights to the licensee, and $0.5 million of income for a liability that was extinguished in the current year.

8.
FOREIGN EXCHANGE GAINS AND LOSSES

	For the six months ended June 30,
	2024	2023
(In thousands)
Foreign exchange loss, net	$(2)	$(2,104)

The Company primarily operates in the U.S., People’s Republic of China (“PRC”), and Australia, with most of the transactions settled in the U.S. dollar. The Company’s presentation and functional currency is the U.S. dollar. Certain bank balances, deposits and other payables are denominated in Renminbi and Australian dollar, which exposes the Company to foreign currency risk.

The Company incurs portions of its expenses in currencies other than the U.S. dollar, in particular, the Renminbi and Australian dollar. As a result, the Company is exposed to foreign currency exchange risk as our results of operations and cash flows are subject to fluctuations in foreign currency exchange rates. The Company has not entered into any derivative contracts to hedge against its exposure to currency risk during the six months ended June 30, 2023 or 2024. However, management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

APOLLOMICS INC.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

9.
loss for the period

	For the six months ended June 30,
	2024	2023
(In thousands)
Loss for the period has been arrived at after charging:
Staff costs:
Salaries and other allowances	$4,748	$5,092
Retirement benefits scheme contributions	218	374
Share-based payment expenses	8,224	5,282
Total staff costs	13,190	10,748
Depreciation of plant and equipment	25	49
Depreciation of right-of-use assets	164	297
Amortization of intangible assets	10	11
Other expense (note i)	90	47,457

Note i: For the six months ended June 30, 2023, other expense includes those incurred in connection with the Business Combination. Refer to Note 5 – Business Combination for further information.

10.
DIVIDENDS

No dividend was declared or paid by the Company during the six months ended June 30, 2023 and 2024, nor has any dividend been proposed since the period ended June 30, 2024.

11.
LOSS PER SHARE

The calculations of the basic and diluted loss per share are based on the following data:

	For the six months ended June 30,
	2024	2023
(In thousands, except per share data)
Loss:
Loss for the period attributable to owners of the Company for the purpose of calculating basic loss per share	$(35,206)	$(150,694)

Number of shares:
Weighted average number of Ordinary Shares for the purpose of calculating basic and diluted loss per share	93,740	59,000

Loss per Ordinary Shares Outstanding – Basic and Diluted	$(0.38)	$(2.55)
Weighted average number of Ordinary Shares outstanding – Basic and Diluted	93,740	59,000

The diluted loss per share for the six months ended June 30, 2023 and 2024 does not include the effect of the following instruments held as of June 30, 2023 and 2024 as their inclusion would be anti-dilutive:

	As of June 30,
(In thousands)	2024	2023
Unvested restricted shares	364	—
Share options	24,167	12,709
Apollomics Private Warrants	619	619
Apollomics Public Warrants	10,350	10,350
Penny Warrants	58	58

12.
PLANT AND EQUIPMENT

The Group acquired $6 thousand and $24 thousand of equipment during the six months ended June 30, 2023 and 2024, respectively.

APOLLOMICS INC.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

13.
RIGHT-OF-USE ASSETS

Lease agreements are entered into for fixed lease terms of 12 to 60 months, without extension and termination options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. In determining the lease term and assessing the length of the non-cancellable period, the Group applies the definition of a contract and determines the period for which the contract is enforceable. The Group recognized no right-of-use assets or lease liabilities during the six months ended June 30, 2023, respectively, and recognized right-of-use assets of $0.9 million and lease liabilities of $0.9 million during the six months ended June 30, 2024.

14.
INTANGIBLE ASSETS

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses, if any. Amortization for intangible assets with finite useful lives is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets not yet available for use that are acquired separately are carried at cost less any subsequent accumulated impairment losses.

On May 6, 2024, GlycoMimetics, our licensor of uproleselan in China, announced negative results from its pivotal Phase 3 study of uproleselan in relapsed or refractory acute myeloid leukemia. We have been conducting a Phase 3 bridging study of uproleselan in China for the same indication. We believe that positive results from the GlycoMimetics global study was necessary for approval of uproleselan in China for this indication. Therefore, as a result of these negative Phase 3 results from GlycoMimetics, the Company determined the recoverable amount was lower than the carrying value of the intangible asset and recorded an impairment loss of $10.0 million to write down the full value of our intangible asset for this program.

As of December 31, 2023, the Company’s intangibles had a total cost of $14.9 million and accumulated amortization of $0.1 million, for a net book value totaling $14.8 million. As of June 30, 2024, the Company’s intangibles had a total cost of $4.8 million and accumulated amortization of $0.1 million, for a net book value totaling $4.7 million.

15.
DEPOSITS, PREPAYMENTS AND DEFERRED EXPENSES

	As of June 30, 2024	As of December 31, 2023
(In thousands)
Other prepayments	$1,569	$1,073
Prepaid taxes	313	312
Value-Added Tax recoverable	351	466
Deposits	—	7
Payment in advance to suppliers	250	250
	$2,483	$2,108

16.
FINANCIAL ASSETS AT FVTPL

The financial assets at FVTPL represents investment in a market fund in the United States, which solely holds investments in U.S. treasury bonds. Details of fair value measurement are set out in Note 22. As of June 30, 2024, the Company did not have any financial assets at FVTPL.

17.
CASH AND CASH EQUIVALENTS

Bank balances earned interest at interest rates ranging from 0% to 5.1% per annum for the six months ended June 30, 2023 and 2024.

Cash and cash equivalents presented on the consolidated statements of financial position include:

(a) cash, which comprises of cash on hand and demand deposits; and

(b) cash equivalents, which comprises of short-term (generally with original maturity of three months or less), highly liquid investments that are readily convertible to a known amount of cash and which are subject to an insignificant

APOLLOMICS INC.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

risk of changes in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

For the purposes of the consolidated statements of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above.

18.
OTHER PAYABLES AND ACCRUALS

	As of June 30, 2024	As of December 31, 2023
(In thousands)
Payables in respect of research and development expenses	$3,066	$4,471
Accrued salaries and bonuses	1,603	2,166
Accrued other expenses	4,208	1,025
Deposit received for a potential out-licensing drug patent (note i)	—	1,000
Other payables (note ii)	—	500
	$8,877	$9,162

Note i: During the year ended December 31, 2020, the Group signed an exclusive right of negotiation agreement with an independent third party to negotiate out-licensing a drug patent to the independent third party. Under the exclusive right of negotiation agreement, the Group received a deposit of $1.0 million which may be considered as consideration for the exclusive right of negotiation if the independent third party has not identified any negative findings (as stated in the exclusive right of negotiation agreement) by March 2, 2021. During the six months ended June 30, 2024, the Company determined the negotiation rights were no longer valid and recorded the amount as other income on the condensed consolidated interim statement of loss and comprehensive loss.

Note ii: During the year ended December 31, 2018, the Group entered into an exclusive license arrangement for a drug candidate from a second, different independent third party. In 2019, the Group recorded a liability of $0.5 million with respect to an unpaid interim license fee. This fee was unpaid due to a lack of satisfactory progress for this drug candidate. In 2021, the Group terminated this license arrangement with this independent third party. During the six months ended June 30, 2024, the Group determined that the interim license fee was not payable and recorded the amount as other income on the condensed consolidated interim statement of loss and comprehensive loss.

19.
CONVERTIBLE PREFERRED SHARES

From 2016 through 2020, the Company issued convertible Series A1, Series A2, Series B and Series C preferred shares (the “Preferred Shares”) to several independent investors. The details of such issuances and the key terms of the Preferred Shares are presented in the Group’s consolidated financial statements for the years ended December 31, 2021 and 2022. Following the Business Combination on March 29, 2023, none of those Series A1, Series A2, Series B and Series C preferred shares remain outstanding as these were all converted into ordinary shares.

In connection with the Business Combination on March 29, 2023, 2,135,000 shares of Apollomics Series A Preferred Shares were issued to Maxpro Investment Co., Ltd. in the PIPE Financing. On May 18, 2023, the Series A preferred shareholders converted these preferred shares into common shares at a 1.25 exchange ratio, resulting in the issuance of 2,668,750 shares of Apollomics Class A Ordinary Shares. Refer to Note 5 – Business Combination for further information.

As of December 31, 2023 and June 30, 2024, the Company has no preferred shares outstanding.

The Company accounted for the Preferred Shares as financial liabilities at FVTPL, per IAS standards. The fair value change of the Preferred Shares is charged/credited to fair value change of Preferred Shares in profit or loss except for the portion attributable to credit risk change which shall be charged/credited to other comprehensive income, if any. The fair value change recognized in profit or loss includes interest paid, if any, on the financial liabilities. The management of the Company considered that there is insignificant credit risk change on the financial liabilities that drives the fair value change of the Preferred Shares during the six months ended June 30, 2023.

The movement of the Preferred Shares for the six months ended June 30, 2023 is as follows:

(In thousands)	Preferred shares
As of December 31, 2022	$511,861
Change in fair value	76,424
Conversion of convertible preferred shares into post-closing ordinary shares	(588,285)
As of June 30, 2023	$—

APOLLOMICS INC.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

20.
SHARE CAPITAL/TREASURY SHARES

Share capital

The share capital as of January 1, 2023 and 2024 and June 30, 2023 and 2024 represented the issued ordinary share capital of the Company.

(In thousands, except share and per share data)	NOTES	Number of shares	Par value per share	Amount
Authorized:
As of January 1, 2023		444,343,488		$44

As of June 30, 2023, and January 1, 2024, and June 30, 2024	(i)	650,000,000		3

Issued and fully paid:
As of January 1, 2023		401,804,327		41
As of January 1, 2023, restated by applying the exchange ratio pursuant to the Business Combination		28,800,926		3
Class B Ordinary Shares issued to holders of the convertible preferred shares		54,420,956		6
Class A Ordinary Shares issued in connection to the Business Combination		3,312,715		—
Class A Ordinary Shares issued to the Series A preferred shareholders (PIPE) in May 2023		2,668,750		—
Class B Ordinary Shares issued to PIPE investors		230,000		—
Exercise of share options	(ii)	47,443	$0.0001	—
As of June 30, 2023		89,480,790		9

As of January 1, 2024		89,495,790		9
Class A Ordinary Shares issued to PIPE investors		19,166,666		2
Class A Ordinary Shares issued to employees for compensation		1,238,582		—
Class A Ordinary Shares issued to board members for board fees		69,310		—
As of June 30, 2024		109,970,348		$11

Note i: Pursuant to Apollomics’ sixth amended and restated memorandum and articles of association (the “MAA”) the authorized share capital of Apollomics is 500,000,000 Class A Ordinary Shares, and 100,000,000 Class B Ordinary Shares, and 50,000,000 preference shares, par value $0.0001 per share.

Note ii: During the six months ended June 30, 2023, share option holders exercised their rights to subscribe for 23,893, 16,202, 4,122 and 3,226 Ordinary Shares in the Company at an exercise price of $0.28, $2.93, $3.63 and $4.32 per share, respectively.

All the Ordinary Shares issued during the six months ended June 30, 2023 and 2024 rank pari passu with the existing shares in all respects.

On March 29, 2023, the Company’s Class A Ordinary Shares and warrants began trading on Nasdaq under the trading symbols “APLM” and “APLMW,” respectively.

Treasury shares

(In thousands, except share and per share data)	Number of treasury shares	Subscription price per share	Amount
As of January 1, 2023	496,752		$68
Restricted shares vested	(496,752)	$0.0001	(68)
As of June 30, 2023	—		$—

Treasury shares represented unvested restricted shares granted to the director of the Company and the unvested restricted shares issued upon the early exercise of share options as elected by the director of the Company. As of June 30, 2024, there were no treasury shares outstanding.

APOLLOMICS INC.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

21.
SHARE-BASED PAYMENTS

On July 19, 2016, the shareholders of the Company approved the adoption of the 2016 equity incentive plan (the “2016 Plan”) for the purpose of securing and retaining employees, directors and consultants of the Company, providing incentives for them to exert maximum efforts for the success of the Company and any affiliate, and providing means by which such persons may benefit from increases in value of the ordinary shares of the Company.

The 2016 Plan provides for the grant of the following types of share awards: (i) restricted share awards, (ii) share options, (iii) share appreciation rights, (iv) restricted share unit awards, and (v) other share awards. The overall limit on the number of underlying shares which may be delivered pursuant to all awards granted under the 2016 Plan was 337,225,866 ordinary shares of the Company as of December 31, 2023, subject to any adjustments for other dilutive issuances.

In connection with the Business Combination, immediately prior to the Closing, the Board terminated the 2016 Plan, and the Board adopted the Apollomics Inc. 2023 Incentive Award Plan (the “Incentive Plan”), which became effective as of the Closing, and 8,679,583 Class A Ordinary Shares have been reserved for issuance. The Incentive Plan allows the Company to make equity and equity-based incentive awards to officers, employees, non-employee directors and the Company’s consultants and affiliates (the “Eligible Persons”). The Company expects to use equity-based awards to promote the Company’s interest by providing Eligible Persons with the opportunity to acquire equity interests as an incentive for their remaining in the Company’s service and aligning their interests with those of the Company’s equity holders. The Company’s Board anticipates that providing such persons with a direct stake in the Company will assure a closer alignment of the interests of such individuals with the Company’s interests and the interests of its shareholders, thereby stimulating their efforts on the Company’s behalf and strengthening their desire to remain with the Company and its affiliates.

During the six months ended June 30, 2023 and 2024, the Company had issued restricted share awards and share options to Eligible Persons and no share appreciation rights, restricted share unit awards or other share awards were granted under either the 2016 Plan or the Incentive Plan by the Company.

Restricted share awards

Under guidance for share-based compensation, the fair value of the Company’s restricted share awards is based on the grant date fair value of the Company’s Class A Ordinary Shares. During the six months ended June 30, 2024, all restricted share awards were granted with no purchase price. The weighted-average grant date fair value of the restricted share awards was $0.82 during the six months ended June 30, 2024.

The total expense recognized in the condensed consolidated interim statements of loss and comprehensive loss for the restricted shares granted was $39 thousand and $1.9 million, for the six months ended June 30, 2023 and 2024, respectively.

The following table summarizes the Group’s restricted shares movement during the six months ended June 30, 2023 and 2024:

	2024	2023
	Number of unvested restricted shares	Number of unvested restricted shares
Outstanding as of January 1,	207,945	496,752
Awarded	2,169,639	—
Vested	(1,986,092)	(496,752)
Forfeited	(27,727)	—
Outstanding as of June 30,	363,765	—

Restricted shares granted during the six months ended June 30, 2024 have a remaining weighted average vesting term of approximately 0.5 years. The vesting terms for these awards ranged from vesting immediately to a vesting term of two years.

Share options

The following table discloses movements of the Group’s share options held by grantees during the six months ended June 30, 2023 and 2024:

APOLLOMICS INC.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

	2024		2023
	Number of Share	Weighted-average	Number of Share	Weighted-average
	Options	exercise price	Options	exercise price
Outstanding at January 1,	11,900,044	$4.622	9,746,889	$3.027
Granted	13,396,467	0.771	3,019,638	10.012
Exercised	—	—	(47,442)	1.750
Forfeited	(548,330)	2.220	(10,304)	3.041
Expired	(581,313)	3.235	—	—
Outstanding at June 30,	24,166,868	$2.575	12,708,781	$4.704
Exercisable at the end of the period	11,324,547		6,646,879

No share options granted in the above table will be exercisable after the expiration of 10 years from the date of its grant.

The share options outstanding as of June 30, 2023 and 2024 had a weighted average remaining contractual life of 7.07 years and 9.27 years, respectively. During the six months ended June 30, 2023 and 2024, the weighted average fair value of the share options granted was $0.5334 per share and $0.6042 per share, respectively.

The time-based share options vest ratably on a monthly basis over a 24-month to 48-month vesting period or with 25% or 50% vesting on the first anniversary of the vesting inception date and the remaining portion vesting ratably on a monthly basis over a 12-month to 36-month vesting period. The milestone-based share options vest upon achievement of specified performance conditions. The expected vesting period is estimated by the management of the Company based on the most likely outcome of each of the performance conditions.

OPM model was used to determine the fair value of the option granted. The key inputs for the share options granted during the periods were as follows:

	For the six months ended June 30,
	2024	2023
Grant date option fair value per share	$0.6042	$0.502
Exercise price	$0.77	$0.717
Expected volatility (note i)	97.48%	73%
Expected life	5.50 years	6.078 years
Risk-free rate	4.18%	3.98%
Expected dividend yield	0%	0%

Note i: The expected volatility measured at the standard deviation is based on the historical data of the daily share price movement of comparable companies.

The total expense recognized in the unaudited condensed consolidated interim statements of loss and comprehensive loss for share options granted was $5.3 million and $8.2 million for the six months ended June 30, 2023 and 2024, respectively.

22.
FAIR VALUE MEASUREMENTS OF FINANCIAL INSTRUMENTS
(i)
Fair value of the Group’s financial assets and financial liabilities that are measured at fair value on a recurring basis

Some of the Group’s financial assets and financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation techniques and inputs used).

APOLLOMICS INC.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

	Fair value as of
(In thousands)	June 30, 2024	December 31, 2023	Fair value hierarchy	Valuation technique(s) and key inputs	Significant unobservable inputs	Relationship of unobservable inputs to fair value
Financial assets
Market fund	$—	$5,761	Level 1	Redemption value quoted by banks with reference to the expected return of the underlying assets	N/A	N/A
Financial liabilities
Maxpro public warrants assumed by Apollomics (Note 5)	145	259	Level 1	The public warrants are traded on the Nasdaq, the valuation is based on unadjusted quoted prices in active markets for identical assets or liabilities	N/A	N/A
Maxpro private warrants assumed by Apollomics, and Private warrants issued in connection with the conversion of the promissory note payable to the Maxpro Sponsor (Note 5)	9	15	Level 2	Private warrants are considered to be economically equivalent to the public warrants. As such, the valuation of the public warrants was used to value the private warrants	N/A	N/A
Penny warrants (Note 5)	12	56	Level 3	Black-Scholes model - the key inputs are: underlying share price, expected life in years, risk-free rate, expected volatility, and exercise price	N/A	N/A
Total warrant liabilities:	$166	$330

(ii)
Fair value of financial assets and financial liabilities that are not measured at fair value

The management of the Company consider that the carrying amount of the Group’s financial assets and financial liabilities recorded at amortized cost in the unaudited condensed consolidated interim financial statements approximate their fair values. Such fair values have been determined in accordance with generally accepted pricing models based on a discounted cash flow analysis.

23.
RETIREMENT BENEFITS PLAN

The employees employed by the Zhejiang Crownmab Biotech Co. Ltd, PRC subsidiary are members of the state-managed retirement benefits scheme operated by the PRC government. The PRC subsidiary is required to contribute a certain percentage of their payroll to the retirement benefits scheme to fund the benefits. The only obligation of the Group with respect to the retirement benefits scheme is to make the required contributions under the scheme.

The Group maintains multiple qualified contributory saving plans as allowed under Section 401(k) of the Internal Revenue Code in the United States These plans are defined contribution plans covering employees employed in the United States and provide for voluntary contributions by employees, subject to certain limits. The contributions are made by both the employees and the employer. The employees’ contributions are primarily based on specified dollar amounts or percentages of employee compensation.

The total cost charged to profit or loss of $525 thousand and $290 thousand, respectively, represents contributions paid or payable to the above schemes by the Group for the six months ended June 30, 2023 and 2024.

APOLLOMICS INC.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

At the end of each reporting period, there were no forfeited contributions which arose upon employees leaving the schemes prior to their interests in the Group’s contribution becoming fully vested and which are available to reduce the contributions payable by the Group in future years.

24.
RELATED PARTY DISCLOSURES
(i)
Compensation of key management personnel

The remuneration of directors of the Company and key management were as follows:

	For the six months ended June 30,
	2024	2023
(In thousands)
Short term benefits	$919	$1,626
Retirement benefit scheme contributions	8	8
Share-based payment	4,874	2,673
	$5,801	$4,307

The remuneration of key management personnel is determined by the directors of the Company having regard to the performance of individuals and market trends.

25.
RESTRICTED NET ASSETS

The Company’s ability to pay dividends may depend on the Company receiving distributions of funds from its subsidiaries. The Company’s PRC subsidiaries are subject to relevant PRC statutory laws and regulations which permit payments of dividends only out of retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In the event of such dividends being declared, there would be PRC withholding tax on such dividends. The results of operations reflected in the unaudited condensed consolidated interim financial statements prepared in accordance with IAS 34 differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries. Foreign exchange and other regulations in the PRC further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2023 and June 30, 2024, amounts restricted are the paid-in capital of the Company’s PRC subsidiaries, which amounted to $35.0 million and $35.0 million, respectively.

26.
SUBSEQUENT EVENTS

The Group has evaluated subsequent events through August 14, 2024, which is the date when the unaudited condensed consolidated interim financial statements were available to be issued.

Announcement of Updated Strategic Focus and Leadership Team Changes

On July 3, 2024, the Company announced its updated strategic focus for the clinical development of vebreltinib by focusing on NSCLC patients with MET amplification. In August, Sanjeev Redkar, Ph.D., Company co-founder and President, and Peony Yu, M.D., Chief Medical Officer, transitioned to consulting roles.